                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press Release dated April 4, 2003..............................................3

                                                                    4 avril 2003

                                  PRESS RELEASE

ALSTOM  received a second letter on 3rd April 2003 from Mr 'Jean  Mathew',  from
the  company  'MJ  Global   Acquisitions',   giving  a  simple  e-mail  address:
mathewjean@hotmail.com.  The  contents of this letter  again call into doubt the seriousness of the previous  letter  received by ALSTOM.  Enquiries to date have not enabled identification of either Mr 'Mathew' or 'MJ Global Acquisitions'.

ALSTOM  believes that these letters may  constitute an attempt to manipulate the
Group's share price and, as a consequence,  on 3rd April  forwarded the relevant
documents  to  the  French  Stock  Exchange  authorities,   requesting  that  an
investigation be opened.

ALSTOM again counsels extreme prudence to its shareholders in this matter.

This  press  release  follows a previous  release  issued by ALSTOM on 1st April
2003, after the first letter received from 'MJ Global Acquisitions'.

Press Relations: M. Dowd / G. Tourvieille
(Tél. +33 1 47 55 25 60) - internet.press@chq.alstom.com
Investor Relations: E. Rocolle-Teyssier
(Tél. +33 1 47 55 25 78) - investor.relations@chq.alstom.com internet: www.alstom.com

                                   SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                            ALSTOM

Date: April 7, 2003                         By:  /s/ Philippe Jaffré
                                                 -------------------------------
                                                 Name:   Philippe Jaffré
                                                 Title:  Chief Financial Officer